

Brad Dillman · 2nd



Global Sales Executive at Global Motivation Inc

Greater Los Angeles Area · 500+ connections · Contact info



Global Motivation Inc

Penn State Universit

Open to job opportunities

Sales Executive, Sales Director, Director Of Business Development, Sales Consultant and National Sales Specialist roles

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Featured

- Unwavering commitment to work ethic, success and company reputation

Experience:

Jordan Belfort (The Wolf of Wall Street) Global Motivation, Inc.- Bev Hills, CA
Global Business Development Sales Executive June 2019 – Current
- Create strategic plans to market & sell C-Suite, B2B and direct to consumers
- Manage & direct 1,000+ weekly leads captured though weekly sales funnel

Tiger NeuroScience - Manhattan Beach, CA
Sales Executive - Director of Business Development, West Coast Jan 2019 – Current
- Create, build & sell Neurofeedback programs for Recovery, Chiropractic, Mental Health & Medical offices
- Attend and speak at conventions for all industries above

Three Consultative Positions –
1) Welmed Inc
2) Health Resource Services
3) Cardinal Health

Business Development Sales Executive Jan 2015 - June 2019
- Created detailed vision & consulted goal implementation for top sales in 138 West Coast Hospitals
- Sold Drapes, Gowns & disposable O.R. Products with a 87% weekly close rate
- Sold Full Distribution & Custom Surgical Packs to Hospitals, Senior Living and Surgery Centers
- Developed new relationships with Executives and staff while expanding GPO business in 3 states
- Built loyal client relationships with hospital owners, directors, executive leaders & C-Suite
- Pursued, developed & closed new sales (re: distribution/prime vendor & Custom Surgical Packs)

Brad Dillman Resume 2020.doc

Experience



Global Sales Executive

Global Motivation Inc · Contract

Sep 2019 – Present · 9 mos
Hermosa Beach, California



Sales Manager
Welmed Inc
Mar 2019 – Sep 2019 · 7 mos



Sales Director
Kamshield
Dec 2017 – Oct 2018 · 11 mos
Manhattan Beach, California

Business Development
HRS - Health Resource Services
Mar 2017 – Oct 2017 · 8 mos
SoCal



Sales Executive
Cardinal Health
Apr 2015 – Aug 2016 · 1 yr 5 mos



Show 3 more experiences ⌄

Education



Penn State University
Bachelor's degree, Logistics, Materials, and Supply Chain Management
1986 – 1990
Activities and Societies: KDR Fraternity, PSU Marching Blue Band, Dance Marathon
Chairperson and Intramural Sports.

Skills & Endorsements

Medical Devices · 99+

Endorsed by **David McDonough and 10 others**
who are highly skilled at this

Endorsed by **12 of Brad's colleagues at C**
Health



Hospitals · 99+

Endorsed by **Alecia Torrance, MBA, MSN(c), BS,**

Endorsed by **6 of Brad's colleagues at Ca**

RN, CNOR and 8 others who are highly skilled at this

Endorsed by **8 of Brad's colleagues at Ca**
Health

Sales · 84

Endorsed by **Sharon Lewis, who is highly skilled at this**

Endorsed by **8 of Brad's colleagues at Ca**
Health

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Recommendations

Received (1) Given (1)



Emmett F.
Marketing consultant
November 22, 2019, Brad worked with Emmett in the same group

Brad is an absolute top producer of a salesman! Great to be the same environment as him with his great energy as well. Remarkable team member to be around and as an experien mentor with his many years of experience in sales and work with corporate clients.